REGISTRATION NO. 333-168506

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No.1
To
FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

USA TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Pennsylvania
(State or other jurisdiction of incorporation or organization)

7359
(Primary Standard Industrial Classification Code Number)

23-2679963
(I.R.S. Employer Identification Number)

100 Deerfield Lane, Suite 140
Malvern, Pennsylvania 19355
(610) 989-0340
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

George R. Jensen, Jr.
Chief Executive Officer
USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, Pennsylvania 19355
(610) 989-0340
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Douglas M. Lurio, Esquire
Lurio & Associates, P. C.
One Commerce Square
2005 Market Street, Suite 3320
Philadelphia, PA 19103-7015
(215) 665-9300

(Approximate date of proposed sale to the public)
From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, no par value	5,151,408 shares(2)	$.63	$3,245,387	$231.40

TOTAL	5,151,408 shares		$3,245,387	$231.40	(3)

(1)
Pursuant to Rule 457c, the registration fee has been calculated at the average of the high and low prices reported in the consolidated reporting system as of a specified date within 5 days prior to the date of the filing of the registration statement.

(2)
Represents (i) 4,851,408 shares issuable to Lincoln Park Capital, LLC (“Lincoln Park”), pursuant to a Purchase Agreement (“Purchase Agreement”) dated July 27, 2010, (ii) 150,000 shares issued to Lincoln Park as a commitment fee for entering into the Purchase Agreement, and (iii) 150,000 shares issuable to Lincoln Park pursuant to the Purchase Agreement pro rata if and when we sell shares to Lincoln Park under the Purchase Agreement.

(3)	The filing fee of $231.40 was paid at the time of filing of this registration statement on August 3, 2010.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission ("SEC") is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 12, 2010

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

USA TECHNOLOGIES, INC.

5,151,408 shares of Common Stock

THE OFFERING

The prospectus relates to the sale of up to 5,151,408 shares of common stock of USA Technologies, Inc. (referred to herein as the “Company”, “USA Technologies”, or “we”, “us”, or “our”) by the selling shareholder, Lincoln Park Capital Fund, LLC (“LPC”). Please refer to “Selling Shareholder” beginning on page 23. The prices at which LPC may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. Such registration does not mean that LPC will actually offer or sell any of these shares. We will not receive proceeds from the sale of our shares by LPC.

Our common stock is registered under Section 12(g) of the Securities Exchange Act of 1934 and is currently quoted on The NASDAQ Global Market under the symbol “USAT.” On October 7, 2010, the last reported sale price of our common stock was $1.16 per share. The shares of common stock offered pursuant to this prospectus will upon issuance be listed for quotation on The NASDAQ Global Market.

INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. Please refer to “Risk Factors” beginning on page 8 for a discussion of these risks.

The selling shareholder is an "underwriter" within the meaning of the Securities Act of 1933, as amended.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October __, 2010.

PROSPECTUS SUMMARY

Our Company

USA Technologies, Inc. was incorporated in the Commonwealth of Pennsylvania in January 1992.  The Company offers a suite of networked devices and associated wireless non-cash payment, control/access management, remote monitoring and data reporting services.  As a result of the acquisition of the assets of Bayview Technology Group, LLC in July 2003, our Company also manufactures and sells energy management products which reduce the power consumption of various equipment, such as refrigerated vending machines and glass front coolers, thus reducing the energy costs associated with operating this equipment.

As of June 30, 2010 and December 31, 2009, respectively, the Company had approximately 82,000 and 63,000 distributed assets such as vending machines, kiosks, photocopiers, personal computers, and laundry equipment connected to its USALive® network.  During the year ended June 30, 2010, the Company processed approximately 36.9 million transactions totaling approximately $67.6 million.

Our Business

We design and market systems and solutions that facilitate electronic payment options for distributed assets such as vending machines, kiosks, personal computers, photocopiers, and laundry equipment.  Historically, these distributed assets have relied on cash for payment in the form of coins or bills, whereas, our systems allow them to accept card-based payments such as through the use of a credit card. Our solutions are able to process credit, debit, and contactless/radio frequency identification (“RFID”) devices. Our proprietary POS solutions were some of the first to enable electronic micro-payments at unattended POS locations.  Our systems also remotely monitor, control and report on the results of distributed assets. Our solutions consist of POS electronic payment devices, proprietary operating systems, certified payment software, and advanced reporting and communication capabilities.

Our company also offers energy conservation products that reduce the electrical power consumption of various types of existing equipment, such as vending machines, glass front coolers and other “always-on” appliances by allowing the equipment to selectively operate in a power saving mode when the full power mode is not necessary.

Our Market

We operate in the electronic payments industry and more specifically unattended POS markets that have traditionally relied on cash transactions. Our customers fall into the following categories:

·	large vending machine owners and/or operators;
·	business center operators, including hotels and audio visual companies;
·	commercial laundry operators servicing colleges, universities, and multi-family housing;
·	brand marketers wishing to provide their products or services via kiosks or vending machines; and
·
equipment manufacturers that desire to incorporate cashless payments, remote monitoring and reporting and control into their products, including consumer electronics, appliances, building control systems, factory equipment and computer peripherals.

Customers for our energy management products also include energy utility companies and operators of glass front coolers.

Corporate Information

Our principal executive offices are located at 100 Deerfield Lane, Suite 140, Malvern, Pennsylvania 19355. Our telephone number is (610) 989-0340.  Our web site is www.usatech.com. Information on our website is not incorporated in this prospectus and is not a part of this prospectus.

ABOUT OUR OFFERING

On July 27, 2010, we executed a purchase agreement (the “Purchase Agreement”) and a registration rights agreement (the “Registration Rights Agreement”) with our selling shareholder, Lincoln Park Capital, LLC (“LPC”). Under the Purchase Agreement, we have the right to sell to LPC up to 4,851,408 shares of our common stock at our option as described below, provided that we will not sell more than $5,000,000 of our common stock to LPC.

Pursuant to the Registration Rights Agreement, we are filing this registration statement and prospectus with the SEC covering the shares that have been issued or may be issued to LPC under the Purchase Agreement.  We do not have the right to commence any sales of our shares to LPC until the SEC has declared effective this registration statement of which this prospectus is a part.  Thereafter, over approximately 25 months, we have the right to direct LPC to purchase up to 4,851,408 shares of our common stock in amounts of up to 150,000 shares as often as every two business days under certain conditions, provided that the aggregate dollar amount of shares that we may sell to LPC shall not exceed $5,000,000.  The purchase price of the shares will be based on the market prices of our shares immediately prior to the time of sale as computed under the Purchase Agreement without any fixed discount.  We may, at any time, and in our sole discretion, terminate the Purchase Agreement without fee, penalty or cost upon notice to LPC of one business day. We issued 150,000 shares of our common stock to LPC as a commitment fee for entering into the agreement, and are required to issue up to an additional 150,000 shares pro rata if and when we sell shares to LPC under the Purchase Agreement.

As of August 31, 2010, there were 25,910,608 shares of common stock issued and outstanding (25,285,540 of which were held by non-affiliates) excluding the 5,151,408 shares that may be offered by LPC pursuant to this prospectus which we have not yet issued, except for the 150,000 initial commitment fee.  Of the 5,151,408 shares offered hereby, we have issued to LPC 150,000 shares as a commitment fee, and are required to issue up to an additional 150,000 shares pro rata if and when we sell shares to LPC under the Purchase Agreement.  If all of the 5,151,408 shares offered by LPC hereby were issued and outstanding as of the date hereof, such shares would represent 16.58% of the total common stock that are issued and outstanding or 16.92% of the outstanding shares held by non-affiliates, as adjusted.

Under each of the Purchase Agreement and the Registration Rights Agreement, we are required to register and have included in the offering pursuant to this prospectus: (1) 150,000 shares which have already been issued, (2) an additional 150,000 shares which we are required to issue pro rata in the future if and when we sell shares to LPC under the Purchase Agreement, and (3) 4,851,408 shares which we may sell to LPC after this registration statement is declared effective. All of the 5,151,408 shares, which constitute 19.99% of our total issued and outstanding shares on July 27, 2010, the date of the Purchase Agreement, are being offered pursuant to this prospectus.  The number of shares ultimately offered for sale by LPC is dependent upon the number of shares purchased by LPC under the Purchase Agreement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, the anticipated financial and operating results of our company.  For this purpose, forward-looking statements are any statements contained herein and in the documents incorporated by reference herein that are not statements of historical fact and include, but are not limited to, those preceded by or that include the words, “estimate,” “could,” “should,” “would,” “likely,” “may,” “will,”  “plan,” “intend,” “believes,” “expects,” “anticipates,” “projected,” or similar expressions.  Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements.  The forward looking information is based on various factors and was derived using numerous assumptions.  Important factors that could cause our company’s actual results to differ materially from those projected, include, for example:

·	general economic, market or business conditions;

·	our ability to generate sufficient sales to generate operating profits, or to sell products at a profit;

·	the ability of our company to raise funds in the future through sales of securities;

·	whether our company is able to enter into binding agreements with third parties to assist in product or network development;

·	the ability of our company to commercialize its developmental products, or if actually commercialized, to obtain commercial acceptance thereof;

·	the ability of our company to compete with its competitors to obtain market share;

·	the ability of our company to receive reductions from the credit card companies of transaction processing charges in the future;

·	the ability of our company to obtain reduced pricing from its manufacturers for its e-Port devices in the future as currently anticipated by our company;

·	whether our company’s customers lease or purchase e-Port devices in the future at levels currently anticipated by our company;

·	whether the company’s customers participate in the Jump Start program in the future at levels currently anticipated by the company;

·	the ability of our company to obtain sufficient funds through operations or otherwise to repay its debt obligations, or to fund development and marketing of its products;

·	the ability of our company to obtain approval of its pending patent applications;

·	the ability of our company to satisfy its trade obligations included in accounts payable and accrued liabilities;

·
the ability of our company to predict or estimate its future quarterly or annual revenues and expenses given the developing and unpredictable market for its products and the lack of established revenues;

·	the ability of our company to retain key customers from whom a significant portion of its revenues is derived;

·	the ability of a key customer to reduce or delay purchasing products from our company; and

·
as a result of the slowdown in the economy and/or the tightening of the capital and credit markets, our customers may modify, delay or cancel plans to purchase our products or services, and suppliers may increase their prices, reduce their output or change their terms of sale.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements.  We caution investors that actual results or business conditions may differ materially from those projected or suggested in forward-looking statements as a result of various factors including, but not limited to, those described above and in the “Risk Factors” section of this prospectus and the documents incorporated herein by reference.  We cannot assure you that we have identified all the factors that create uncertainties.  Moreover, new risks emerge from time to time and it is not possible for our management to predict all risks, nor can we assess the impact of all risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ from those contained in any forward-looking statements.  Readers should not place undue reliance on forward-looking statements.

Any forward-looking statement made by us in this prospectus or in the documents incorporated by reference herein speaks only as of the date of such document. Unless required by law, we undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events.

 RISK FACTORS

RISKS RELATING TO OUR BUSINESS

We have a history of losses since inception and if we continue to incur losses the price of our shares can be expected to fall.

We have experienced losses since inception. We expect to continue to incur losses for the foreseeable future as we expend substantial resources on sales, marketing, and research and development of our products. From our inception through June 30, 2010, our cumulative losses from operations are approximately $188 million. For our fiscal years ended June 30, 2010, 2009 and 2008, we have incurred net losses of $11,571,495, $13,731,818 and $16,417,893,   respectively. Our revenues have not been sufficient to sustain our operations. If we continue to incur losses, the price of our common stock can be expected to fall. No assurances can be given that we will ever be profitable.

We may require additional financing to sustain our operations and without it we may not be able to continue operations.

At June 30, 2010, we had working capital of $6,591,763.  We had an operating cash flow deficit of $12,347,182, $8,477,680 and $13,594,054 for the years ended June 30, 2010, June 30, 2009, and June 30, 2008, respectively.  Based upon past business operations, we do not currently have sufficient financial resources to fund our operations.  Therefore, we anticipate the need for additional funds to continue these operations.

We may direct LPC to purchase up to $5,000,000 worth of shares of our common stock under our agreement over a 25-month period generally in amounts of up to 150,000 shares every 2 business days.  Since we registered 4,851,408 shares for sale by LPC pursuant to this prospectus (excluding the commitment shares), the selling price of our common stock to LPC will have to average at least $1.03 per share for us to receive the maximum proceeds of $5,000,000. Assuming a purchase price of $1.16 per share (the closing sale price of the common stock on October 7, 2010) the total proceeds to us would be $5,000,000.

The extent to which we rely on LPC as a source of funding will depend on a number of factors, including the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources (including from our future business operations).  If obtaining sufficient funding from LPC were to prove unavailable or prohibitively dilutive, we will need to secure another source of funding (including from our future business operations) in order to satisfy our working capital needs.  Even if we sell all 4,851,408 shares to LPC under the Purchase Agreement, we may still need additional capital to fully implement our business, operating and development plans.  Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences could be a material adverse effect on our business, operating results, financial condition and prospects.

Our existence is dependent on our ability to raise capital that may not be available.

There can be no assurance that our business will prove financially profitable or generate sufficient revenues to cover our expenses. From inception, we have generated funds primarily through the sale of securities. Although we believe that we have adequate existing resources to provide for our funding requirements through at least July 1, 2011, there can be no assurances that we will be able to continue to generate sufficient funds thereafter. We expect to raise funds in the future through sales of our debt or equity securities until such time, if ever, as we are able to operate profitably. Subsequent to July 1, 2011, our inability to obtain needed funding can be expected to have a material adverse effect on our operations and our ability to achieve profitability. If we fail to generate increased revenues or fail to sell additional securities, you may lose all or a substantial portion of your investment.

Our products may fail to gain widespread market acceptance. As a result, we may not generate sufficient revenues or profit margins to become successful.

There can be no assurances that demand for our products will be sufficient to enable us to generate sufficient revenue or become profitable. Likewise, no assurance can be given that we will be able to install the e-Ports® at enough locations or sell equipment utilizing our network or our energy management products to enough locations to achieve significant revenues or that our operations can be conducted profitably. Alternatively, the locations which would utilize the network may not be successful locations and our revenues would be adversely affected. We may in the future lose locations utilizing our products to competitors, or may not be able to install our products at competitors’ locations, or may not obtain future locations which would be obtained by our competitors. In addition, there can be no assurance that our products could evolve or be improved to meet the future needs of the market place.

We may be required to incur further debt to meet future capital requirements of our business. Should we be required to incur additional debt, the restrictions imposed by the terms of such debt could adversely affect our financial condition and our ability to respond to changes in our business.

If we incur additional debt, we may be subject to the following risks:

·	our vulnerability to adverse economic conditions and competitive pressures may be heightened;
·	our flexibility in planning for, or reacting to, changes in our business and industry may be limited;
·	our debt covenants may affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;
·
a high level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged and therefore, may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing;

·	the covenants contained in the agreements governing our outstanding indebtedness may limit our ability to borrow additional funds, dispose of assets, pay dividends and make certain investments;
·	a significant portion of our cash flows could be used to service our indebtedness;
·	we may be sensitive to fluctuations in interest rates if any of our debt obligations are subject to variable interest rates; and
·	our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired.

We cannot assure you that our leverage and such restrictions will not materially and adversely affect our ability to finance our future operations or capital needs or to engage in other business activities. In addition, we cannot assure you that additional financing will be available when required or, if available, will be on terms satisfactory to us.

Current conditions in the global financial markets and the distressed economy may materially adversely affect our business, results of operations and ability to raise capital.

Our business and results of operations may be materially adversely affected by conditions in the financial markets and the economy generally. The stress being experienced by global financial markets that began in late 2007 continued and substantially increased during 2008 and 2009, and continued into 2010. The availability and cost of credit has been materially affected. These factors, combined declining business and consumer confidence and the risks of increased or continued unemployment, have precipitated an economic slowdown and ongoing recession. These events and the continuing market upheavals may have an adverse effect on us, our suppliers and our customers. The demand for our products could be adversely affected in an economic downturn and our revenues may decline under such circumstances.

We rely on the credit and equity markets for funding our business by issuing debt and equity securities. We may find it difficult, or we may not be able, to access the credit or equity markets, or we may experience higher funding costs as a result of the current adverse market conditions. Continued instability in these markets may limit our ability to access the capital we may require to fund and grow our business.

The loss of one or more of our key customers could significantly reduce our revenues and profits.

We have derived, and believe we may continue to derive, a significant portion of our revenues from a limited number of large customers. Approximately 52% and 32% of our company’s accounts and finance receivables at June 30, 2010 and 2009, respectively, were concentrated with two (28% with one customer and 24% with another customer) and one customer, respectively. Approximately 11%, 11% and 61% of our company’s equipment sale revenues for the years ended June 30, 2010, 2009 and 2008, respectively, were concentrated with one, one, and two customers (34% with one customer and 27% with another customer), respectively. Approximately 52%, 44% and 44% of our company’s license and transaction processing revenues for the years ended June 30, 2010, 2009 and 2008, respectively, were concentrated with two (36% with one customer and 17% with another customer), one and one, respectively. Our company’s customers are principally located in the United States. Our customers may buy less of our products or services depending on their own technological developments, end-user demand for our products and internal budget cycles. A major customer in one year may not purchase any of our products or services in another year, which may negatively affect our financial performance. If any of our large customers significantly reduce or delay purchases from us or if we are required to sell products to them at reduced prices or unfavorable terms, our results of operations and revenue could be materially adversely affected.

We depend on our key personnel and if they would leave us, our business could be adversely affected.

We are dependent on key management personnel, particularly the Chairman and Chief Executive Officer, George R. Jensen, Jr. The loss of services of Mr. Jensen or other executive officers would dramatically affect our business prospects. Certain of our employees are particularly valuable to us because:

·	they have specialized knowledge about our company and operations;
·	they have specialized skills that are important to our operations; or
·	they would be particularly difficult to replace.

We have entered into an employment agreement with Mr. Jensen that expires on September 30, 2012. We have also entered into employment agreements with other executive officers, each of which contain confidentiality and non-compete agreements. We have obtained a key man life insurance policy in the amount of $1,000,000 on Mr. Jensen and a key man life insurance policy in the amount of $1,000,000 on our President, Stephen P. Herbert. We do not have and do not intend to obtain key man life insurance coverage on any of our other executive officers. As a result, we are exposed to the costs associated with the death of these key employees.

We also may be unable to retain other existing senior management, sales personnel and development and engineering personnel critical to our ability to execute our business plan, which could result in harm to key customer relationships, loss of key information, expertise or know-how and unanticipated recruitment and training costs.

Our dependence on proprietary technology and limited ability to protect our intellectual property may adversely affect our ability to compete.

Challenge to our ownership of our intellectual property could materially damage our business prospects. Our technology may infringe upon the proprietary rights of others. Our ability to execute our business plan is dependent, in part, on our ability to obtain patent protection for our proprietary products, maintain trade secret protection and operate without infringing the proprietary rights of others.

Through June 30, 2010, we have 14 pending patent applications, and intend to file applications for additional patents covering our future products, although there can be no assurance that we will do so. In addition, there can be no assurance that we will maintain or prosecute these applications. The United States Government and other countries have granted us 78 patents as of June 30, 2010. There can be no assurance that:

·	any of the remaining patent applications will be granted to us;
·	we will develop additional products that are patentable or do not infringe the patents of others;
·	any patents issued to us will provide us with any competitive advantages or adequate protection for our products;
·	any patents issued to us will not be challenged, invalidated or circumvented by others; or
·	any of our products would not infringe the patents of others.

If any of the products are found to have infringed any patent, there can be no assurance that we will be able to obtain licenses to continue to manufacture and license such product or that we will not have to pay damages as a result of such infringement. Even if a patent application is granted for any of our products, there can be no assurance that the patented technology will be a commercial success or result in any profits to us.

If we are unable to adequately protect our proprietary technology, third parties may be able to compete more effectively against us, which could result in the loss of customers and our business being adversely affected. Patent and proprietary rights litigation entails substantial legal and other costs, and diverts company resources as well as the attention of our management. There can be no assurance we will have the necessary financial resources to appropriately defend or prosecute our rights in connection with any such litigation.

Competition from others could prevent our company from increasing revenue and achieving profitability.

Competition from other companies, including those that are well established and have substantially greater resources may reduce our profitability or reduce our business opportunities. Many of our competitors have established reputations for success in the development, sale and service of high quality products. We face competition from the following groups:

·
companies offering automated, credit card activated control systems in connection with facsimile machines, personal computers, debit card purchase/revalue stations, and use of the Internet and e-mail which directly compete with our products;

·
companies which have developed unattended, credit card activated control systems currently used in connection with public telephones, prepaid telephone cards, gasoline dispensing machines, or vending machines and are capable of developing control systems in direct competition with our company;

·
businesses which provide access to the Internet and personal computers to hotel guests. Although these services are not credit card activated, such services would compete with our company’s Business Express®; and

·	two direct competitors, Elstat Electronics Ltd. and Automatic Retailing Ltd., in the energy management industry.

In addition, it is also possible that a company not currently engaged in any of the businesses described above could develop services and products that compete with our services and products. Competition may result in lower profit margins on our products or may reduce potential profits or result in a loss of some or all of our customer base. To the extent that our competitors are able to offer more attractive technology, our ability to compete could be adversely affected. The National Automatic Merchandising Association (“NAMA”), an association serving the vending, coffee service and foodservice management industries, has announced a cashless vending program for their members which the Company believes would offer the products and services of one or more of the Company’s current competitors.

The termination of any of our relationships with third parties upon whom we rely for supplies and services that are critical to our products could adversely affect our business and delay achievement of our business plan.

We depend on arrangements with third parties for a variety of component parts used in our products. We have contracted with various suppliers to assist us to develop and manufacture our e-Port® products and with various suppliers to manufacture our Energy Miser® products. For other components, we do not have supply contracts with any of our third-party suppliers and we purchase components as needed from time to time. We have contracted with DBSi to host our network in a secure, 24/7 environment to ensure the reliability of our network services. We also have contracted with multiple land-based telecommunications providers to ensure the reliability of our land-based network. If these business relationships are terminated, the implementation of our business plan may be delayed until an alternative supplier or service provider can be retained. If we are unable to find another source or one that is comparable, the content and quality of our products could suffer and our business, operating results and financial condition could be harmed.

A disruption in the manufacturing capabilities of our third-party manufacturers, suppliers or distributors would negatively impact our ability to meet customer requirements.

We depend upon third-party manufacturers, suppliers and distributors to deliver components free from defects, competitive in functionality and cost, and in compliance with our specifications and delivery schedules. Since we generally do not maintain large inventories of our products or components, any termination of, or significant disruption in, our manufacturing capability or our relationship with our third-party manufacturers or suppliers may prevent us from filling customer orders in a timely manner.

We have occasionally experienced, and may in the future experience, delays in delivery of products and delivery of products of inferior quality from third-party manufacturers. Although alternate manufacturers and suppliers are generally available to produce our products and product components, the number of manufacturers or suppliers of some of our products and components is limited, and a qualified replacement manufacturer or supplier could take several months. In addition, our use of third-party manufacturers reduces our direct control over product quality, manufacturing timing, yields and costs. Disruption of the manufacture or supply of our products and components, or a third-party manufacturer’s or supplier’s failure to remain competitive in functionality, quality or price, could delay or interrupt our ability to manufacture or deliver our products to customers on a timely basis, which would have a material adverse effect on our business and financial performance.

Our reliance on our wireless telecommunication service provider exposes us to a number of risks over which we have no control, including risks with respect to increased prices and termination of essential services.

The operation of our wirelessly networked devices depends upon the capacity, reliability and security of services provided to us by our wireless telecommunication services provider, AT&T Mobility. We have no control over the operation, quality or maintenance of these services or whether the vendor will improve its services or continue to provide services that are essential to our business. In addition, our wireless telecommunication services provider may increase its prices at which it provides services, which would increase our costs. If our wireless telecommunication services provider were to cease to provide essential services or to significantly increase its prices, we could be required to find alternative vendors for these services. With a limited number of vendors, we could experience significant delays in obtaining new or replacement services, which could lead to slowdowns or failures of our network. In addition, we may have to replace our existing e-Port® devices that are already installed in the marketplace. This could significantly harm our reputation and could cause us to lose customers and revenues.

Our products may contain defects that may be difficult or even impossible to correct, which could result in lost sales, additional costs and customer erosion.

We offer technically complex products which, when first introduced or released in new versions, may contain software or hardware defects that are difficult to detect and correct. The existence of defects and delays in correcting them could result in negative consequences, including the following:

·	delays in shipping products;
·	cancellation of orders;
·	additional warranty expense;
·	delays in the collection of receivables;
·	product returns;
·	the loss of market acceptance of our products;
·	diversion of research and development resources from new product development; and
·	inventory write-downs.

Even though we test all of our products, defects may continue to be identified after products are shipped. In past periods, we have experienced various issues in connection with product launches, including the need to rework certain products and stabilize product designs. Correcting defects can be a time-consuming and difficult task. Software errors may take several months to correct, and hardware errors may take even longer.

We may accumulate excess or obsolete inventory that could result in unanticipated price reductions and write downs and adversely affect our financial results.

Managing the proper inventory levels for components and finished products is challenging. In formulating our product offerings, we have focused our efforts on providing our customers products with greater capability and functionality, which requires us to develop and incorporate the most current technologies in our products. This approach tends to increase the risk of obsolescence for products and components we hold in inventory and may compound the difficulties posed by other factors that affect our inventory levels, including the following:

·	the need to maintain significant inventory of components that are in limited supply;
·	buying components in bulk for the best pricing;
·	responding to the unpredictable demand for products;
·	responding to customer requests for short lead-time delivery schedules;
·	failure of customers to take delivery of ordered products; and
·	product returns.

If we accumulate excess or obsolete inventory, price reductions and inventory write-downs may result, which could adversely affect our results of operation and financial condition.

We may not be able to adapt to changing technology and our customers’ technology needs.

We face rapidly changing technology and frequent new service offerings by competitors that can render existing services obsolete or unmarketable. Our future depends, in part, on our ability to enhance existing services and to develop, introduce and market, on a timely and cost effective basis, new services that keep pace with technological developments and customer requirements. Developing new products and technologies is a complex, uncertain process requiring innovation and accurate anticipation of technological and market trends. When changes to the product line are announced, we will be challenged to manage possible shortened life cycles for existing products, continue to sell existing products and prevent customers from returning existing products. Our inability to respond effectively to any of these challenges may have a material adverse effect on our business and financial success.

Security is vital to our customers and therefore breaches in the security of transactions involving our products or services could adversely affect our reputation and results of operations.

Protection against fraud is of key importance to purchasers and end-users of our products. We incorporate security features, such as encryption software and secure hardware, into our products to protect against fraud in electronic payment transactions and to ensure the privacy and integrity of consumer data. Our products may be vulnerable to breaches in security due to defects in the security mechanisms, the operating system and applications or the hardware platform. Security vulnerabilities could jeopardize the security of information transmitted or stored using our products. In general, liability associated with security breaches of a certified electronic payment system belongs to the institution that acquires the financial transaction.  In addition, we have not experienced any material security breaches affecting our business. However, if the security of the information in our products is compromised, our reputation and marketplace acceptance of our products will be adversely affected, which would adversely affect our results of operations, and subject us to potential liability. If our security applications are breached and sensitive data is lost or stolen, we could incur significant costs to not only assess and repair any damage to our systems, but also to reimburse customers for losses that occur from the fraudulent use of the data. We may also be subject to fines and penalties from the credit card associations in the event of the loss of confidential card information. Adverse publicity raising concerns about the safety or privacy of electronic transactions, or widely reported breaches of our or another provider’s security, have the potential to undermine consumer confidence in the technology and could have a materially adverse effect on our business.

Our products and services may be vulnerable to security breach.

Credit card issuers have promulgated credit card security guidelines as part of their ongoing efforts to battle identity theft and credit card fraud. We continue to work with credit card issuers to assure that our products and services comply with these rules. There can be no assurances, however, that our products and services are invulnerable to unauthorized access or hacking. When there is unauthorized access to credit card data that results in financial loss, there is the potential that parties could seek damages from us.

If we fail to adhere to the standards of the Visa and MasterCard credit card associations, our registrations with these associations could be terminated and we could be required to stop providing payment processing services for Visa and MasterCard.

A large portion of all of the transactions we process involve Visa or MasterCard. If we fail to comply with the applicable requirements of the Visa and MasterCard credit card associations, Visa or MasterCard could suspend or terminate our registration with them. The termination of our registration with them or any changes in the Visa or MasterCard rules that would impair our registration with them could require us to stop providing payment processing services.

We rely on other card payment processors and service providers; if they fail or no longer agree to provide their services, our merchant relationships could be adversely affected and we could lose business.

We rely on agreements with other large payment processing organizations, primarily Elavon, Inc., to enable us to provide card authorization, data capture, settlement and merchant accounting services and access to various reporting tools for the merchants we serve. Many of these organizations and service providers are our competitors and are subject to termination by them.

The termination by our service providers of their arrangements with us or their failure to perform their services efficiently and effectively may adversely affect our relationships with the merchants whose accounts we serve and may cause those merchants to terminate their processing agreements with us.

We are subject to laws and regulations that affect the products, services and markets in which we operate. Failure by us to comply with these laws or regulations would have an adverse effect on our business, financial condition, or results of operations.

We are, among other things, subject to banking regulations and credit card association regulations. Failure to comply with these regulations may result in the suspension or revocation of our business, the limitation, suspension or termination of service, and/or the imposition of fines that could have an adverse effect on our financial condition. Additionally, changes to legal rules and regulations, or interpretation or enforcement thereof, could have a negative financial effect on us or our product offerings. The payment processing industry may become subject to regulation as a result of recent data security breaches that have exposed consumer data to potential fraud. To the extent this occurs, we could be subject to additional technical, contractual or other requirements as a condition of our continuing to conduct our payment processing business. These requirements could cause us to incur additional costs, which could be significant, or to lose revenues to the extent we do not comply with these requirements.

RISKS RELATED TO OUR COMMON STOCK

We do not expect to pay cash dividends in the foreseeable future and therefore investors should not anticipate cash dividends on their investment.

The holders of our common stock and series A convertible preferred stock are entitled to receive dividends when, and if, declared by our board of directors. Our board of directors does not intend to pay cash dividends in the foreseeable future, but instead intends to retain any and all earnings to finance the growth of the business. To date, we have not paid any cash dividends on our common stock or our series A convertible preferred stock and there can be no assurance that cash dividends will ever be paid on our common stock.

In addition, our articles of incorporation prohibit the declaration of any dividends on our common stock unless and until all unpaid and accumulated dividends on the series A convertible preferred stock have been declared and paid. Through October 7, 2010, the unpaid and cumulative dividends on the series A convertible preferred stock are $9,968,194. Each share of series A convertible preferred stock is convertible into 1/100th of a share of common stock at the option of the holder. The unpaid and cumulative dividends on the series A convertible preferred stock are convertible into shares of our common stock at the rate of $1,000 per share at the option of the holder. During the years ended June 30, 2010 and 2009 no series A convertible preferred stock or cumulative preferred dividends were converted into shares of common stock.

We may issue additional shares of our common stock, which could depress the market price of our common stock and dilute your ownership.

As of September 21, 2010, we had issued and outstanding options to purchase 160,000 shares of our common stock and warrants to purchase 13,804,418 shares of our common stock. None of the shares underlying of these options, and 11,205,154 of the shares underlying these warrants have been registered and may be freely sold. Market sales of large amounts of our common stock, or the potential for those sales even if they do not actually occur, may have the effect of depressing the market price of our common stock. In addition, if our future financing needs require us to issue additional shares of common stock or securities convertible into common stock, the supply of common stock available for resale could be increased which could stimulate trading activity and cause the market price of our common stock to drop, even if our business is doing well. Furthermore, the issuance of any additional shares of our common stock, including those pursuant to the Purchase Agreement with LPC, our selling shareholder, or securities convertible into our common stock could be substantially dilutive to holders of our common stock if they do not invest in future offerings.

The sale of our common stock to LPC may cause dilution and the sale of the shares of common stock acquired by LPC could cause the price of our common stock to decline.

In connection with entering into the Purchase Agreement, we authorized the sale to LPC of up to 5,151,408 shares of our common stock (including the 150,000 shares issuable to LPC on a pro rata basis upon purchase of shares from us).  The number of shares ultimately offered for sale by LPC under this prospectus is dependent upon the number of shares purchased by LPC under the Purchase Agreement. The purchase price for the common stock to be sold to LPC pursuant to the Purchase Agreement will fluctuate based on the price of our common stock. All 5,151,408 shares registered in this offering are expected to be freely tradeable.  It is anticipated that shares registered in this offering will be sold over a period of up to 25 months from the date of this prospectus.  Depending on market liquidity at the time, a sale of shares under this offering at any given time could cause the trading price of our common stock to decline.  Since we can, in our sole discretion, direct purchases of our common stock by LPC, LPC may ultimately purchase all, some or none of the 5,151,408 shares of common stock not yet issued but registered in this offering (including the 150,000 shares issuable to LPC on a pro rata basis upon purchase of shares from us).  After it has acquired such shares, it may sell all, some or none of such shares. Therefore, sales to LPC by us under the Purchase Agreement may result in substantial dilution to the interests of other holders of our common stock. The sale of a substantial number of shares of our common stock under this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price at which we might otherwise wish to effect sales.  However, we have the right to control the timing and amount of any sales of our shares to LPC and the agreement may be terminated by us at any time at our discretion without any cost to us.

Our stock price may be volatile.

The trading price of our common stock is expected to be subject to significant fluctuations in response to various factors including, but not limited to, the following:

·	quarterly variations in operating results and achievement of key business metrics;
·	changes in earnings estimates by securities analysts, if any;
·	any differences between reported results and securities analysts’ published or unpublished expectations;
·	announcements of new contracts, service offerings or technological innovations by us or our competitors;
·	market reaction to any acquisitions, joint ventures or strategic investments announced by us or our competitors;
·	demand for our services and products;
·	shares being sold pursuant to Rule 144 or upon exercise of warrants;
·	regulatory matters;
·	concerns about our financial position, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights;
·
potential dilutive effects of future sales of shares of common stock by shareholders and by the Company, including LPC pursuant to this prospectus, and subsequent sale of common stock by the holders of warrants and options;

·	our ability to obtain working capital financing; and
·	general economic or stock market conditions unrelated to our operating performance.

The securities market in recent years has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations as well as general economic conditions may also materially and adversely affect the market price of our common stock.

The substantial market overhang of our shares will tend to depress the market price of our shares.

The substantial number of our shares currently eligible for sale in the open market will tend to depress the market price of our shares. As of August 31, 2010, these shares consisted of the following:

·	25,760,608 shares of common stock
·	444,468 shares of series A convertible preferred stock
·	9,968 shares issuable upon conversion of the accrued and unpaid dividends on the series A convertible preferred stock
·	11,205,154 shares underlying common stock warrants
·	19,247 shares issuable under our 2008 Stock Incentive Plan.

Director and officer liability is limited.

As permitted by Pennsylvania law, our by-laws limit the liability of our directors for monetary damages for breach of a director’s fiduciary duty except for liability in certain instances. As a result of our by-law provisions and Pennsylvania law, shareholders may have limited rights to recover against directors for breach of fiduciary duty. In addition, our by-laws and indemnification agreements entered into by our company with each of the officers and directors provide that we shall indemnify our directors and officers to the fullest extent permitted by law.

Our publicly-filed reports are reviewed by the SEC from time to time and any significant changes required as a result of any such review may result in material liability to us, and have a material adverse impact on the trading price of our common stock.

The reports of publicly-traded companies are subject to review by the SEC from time to time for the purpose of assisting companies in complying with applicable disclosure requirements and to enhance the overall effectiveness of companies’ public filings, and comprehensive reviews of such reports are now required at least every three years under the Sarbanes-Oxley Act of 2002. SEC reviews may be initiated at any time. While we believe that our previously filed SEC reports comply, and we intend that all future reports will comply in all material respects with the published SEC rules and regulations, we could be required to modify or reformulate information contained in prior filings as a result of an SEC review. Any modification or reformulation of information contained in such reports could be significant and result in material liability to us and have a material adverse impact on the trading price of our common stock.

USE OF PROCEEDS

 This prospectus relates to shares of our common stock that may be offered and sold from time to time by LPC, the selling shareholder. We will receive no proceeds from the sale of shares of common stock in this offering.  However, we may receive proceeds up to $5,000,000 under the Purchase Agreement with LPC.  Any proceeds we receive from LPC under the Purchase Agreement will be used for working capital and general corporate purposes.

SELECTED FINANCIAL DATA

The following selected financial data for the five years ended June 30, 2010 are derived from the audited consolidated financial statements of USA Technologies, Inc.

	Year ended June 30

	2010	2009	2008	2007	2006
OPERATIONS DATA

Revenues	$15,771,106	$12,020,123	$16,103,546	$9,158,012	$6,414,803

Net loss	(11,571,495)	(13,731,818)	(16,417,893)	(17,782,458)	(14,847,076)

Cumulative preferred dividends	(735,139)	(772,997)	(780,588)	(781,451)	(783,289)
Loss applicable to common shares	$(12,306,634)	(14,504,815)	$(17,198,481)	$(18,563,909)	$(15,630,365)

Loss per common share (basic and diluted)	$(0.55)	$(0.95)	$(1.21)	$(2.13)	$(3.15)

Cash dividends per common share	$—	$—	$—	$—	$—

BALANCE SHEET DATA
Total assets	$29,848,424	$25,980,378	$40,055,651	$34,491,497	$23,419,466
Long-term debt	$596,155	$820,059	$967,518	$1,029,745	$7,780,853
Shareholders’ equity	$22,812,172	$19,972,272	$32,576,549	$28,084,206	$11,177,064

QUARTERLY FINANCIAL DATA

Unaudited quarterly results of operations for the years ended June 30, 2010 and 2009 follow and should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated herein by reference and the Company's quarterly reports on Form 10-Q for the fiscal years 2010 and 2009.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
YEAR ENDED JUNE 30, 2010
Revenues	$3,827,636	$3,770,839	$3,693,526	$4,479,105	$15,771,106
Gross profit	$1,030,123	$1,009,396	$1,295,595	$1,524,917	$4,860,031
Net loss	$(2,926,199)	$(4,245,356)	$(2,310,138)	$(2,089,801)	$(11,571,495)
Cumulative preferred dividends	$(382,703)	$-	$(352,436)	$-	$(735,139)
Loss applicable to common shares	$(3,308,902)	$(4,245,356)	$(2,662,574)	$(2,089,802)	$(12,306,634)
Loss per common share (basic and diluted)	$(0.17)	$(0.19)	$(0.12)	$(0.09)	$(0.55)

YEAR ENDED JUNE 30, 2009
Revenues	$3,394,879	$2,670,229	$2,308,932	$3,646,083	$12,020,123
Gross profit	$903,409	$665,129	$591,184	$689,795	$2,849,517
Net loss	$(3,853,895)	$(3,429,033)	$(3,530,553)	$(2,918,337)	$(13,731,818)
Cumulative preferred dividends	$(390,294)	$-	$(382,703)	$-	$(772,997)
Loss applicable to common shares	$(4,244,189)	$(3,429,033)	$(3,913,256)	$(2,918,337)	$(14,504,815)
Loss per common share (basic and diluted)	$(0.28)	$(0.23)	$(0.26)	$(0.19)	$(0.95)

THE TRANSACTION

On July 27, 2010, we executed the Purchase Agreement and the Registration Rights Agreement with LPC.  Under the Purchase Agreement, we have the right to sell to LPC up to 4,851,408 shares of our common stock at our option as described below, provided that we will not sell more than $5,000,000 of our common stock to LPC.

Pursuant to the Registration Rights Agreement, we are filing this registration statement that includes this prospectus with the SEC covering the shares that have been issued or may be issued to LPC under the Purchase Agreement.  We do not have the right to commence any sales of our shares to LPC until the SEC has declared effective the registration statement of which this prospectus is a part.  Thereafter, over approximately 25 months, we have the right to direct LPC to purchase up to 4,851,408 shares of our common stock in amounts up to 150,000 shares as often as every two business days under certain conditions, provided that the aggregate dollar amount of shares that we may sell to LPC shall not exceed $5,000,000. The purchase price of the shares will be based on the market prices of our shares immediately prior to the time of sale as computed under the Purchase Agreement without any fixed discount.  We may at any time in our sole discretion terminate the Purchase Agreement without fee, penalty or cost upon notice to LPC of one business day.  We issued 150,000 shares of our stock to LPC as a commitment fee for entering into the Purchase Agreement, and are required to issue up to an additional 150,000 shares pro rata if and when we sell shares to LPC under the Purchase Agreement.

As of July 27, 2010, there were 25,769,925 shares issued and outstanding (25,151,857 of which were held by non-affiliates) excluding the 5,151,408 shares that may be offered by LPC pursuant to this prospectus which we have not yet issued, except for the 150,000 share initial commitment fee.  Of the 5,151,408 shares offered hereby, we have issued to LPC 150,000 shares as a commitment fee, and are required to issue up to an additional 150,000 shares pro rata if and when we sell shares to LPC under the Purchase Agreement.  If all of the 5,151,408 shares offered by LPC hereby were issued and outstanding as of the date hereof, such shares would represent 16.58% of the total common stock that are issued and outstanding or 16.99% of the outstanding shares held by non-affiliates, as adjusted.

Purchase Of Shares Under The Purchase Agreement

Under the purchase agreement, on any business day selected by us and as often as every two business days, we may direct LPC to purchase up to 150,000 shares of our common stock.  The purchase price per share is equal to the lesser of:

·	the lowest sale price of our common stock on the purchase date; or

·	the average of the three (3) lowest closing sale prices of our common stock during the twelve (12) consecutive business days prior to the date of a purchase by LPC.

The purchase price will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the business days used to compute the purchase price.

Events of Default

Generally, LPC may terminate the purchase agreement without any liability or payment to the Company upon the occurrence of any of the following events of default:

·
while any registration statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the registration statement of which this prospectus is a part of lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to LPC for sale of our common stock offered hereby and such lapse or unavailability continues for a period of ten (10) consecutive business days or for more than an aggregate of thirty (30) business days in any 365-day period;

·	suspension by our principal market of our common stock from trading for a period of three (3) consecutive business days;

·
the de-listing of our common stock from our principal market provided our common stock is not immediately thereafter trading on the Nasdaq Capital Market, the Nasdaq Global Select Market, the OTC Bulletin Board, the New York Stock Exchange or the NYSE AMEX;

·	the transfer agent‘s failure for five (5) business days to issue to LPC shares of our common stock which LPC is entitled to under the purchase agreement;

·
any material breach of the representations or warranties or covenants contained in the purchase agreement or any related agreements which has or which could have a material adverse effect on us subject to a cure period of five (5) business days;

·	any participation in insolvency or bankruptcy proceedings by or against us; or

·	the issuance of more than 5,151,408 shares to LPC pursuant to the Purchase Agreement.

Our Termination Rights

We have the unconditional right at any time for any reason to give notice to LPC terminating the purchase agreement without any cost to us.

No Short-Selling or Hedging by LPC

LPC has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the purchase agreement.

Effect of Performance of the Purchase Agreement on Our Stockholders

All 5,151,408 shares registered in this offering are expected to be freely tradable.  It is anticipated that shares registered in this offering will be sold over a period of up to 25 months from the date of this prospectus.  The sale by LPC of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline and to be highly volatile.  LPC may ultimately acquire all, some or none of the 5,001,408 shares of common stock not yet issued but registered in this offering.  After it has acquired such shares, it may sell all, some or none of such shares. Therefore, sales to LPC by us under the agreement may result in substantial dilution to the interests of other holders of our common stock. However, we have the right to control the timing and amount of any sales of our shares to LPC and the agreement may be terminated by us at any time at our discretion without any cost to us.

In connection with entering into the agreement, we authorized the sale to LPC of up to 4,851,408 shares of our common stock exclusive of the 150,000 commitment shares issued and the 150,000 commitment shares that may be issued and are part of this offering.  We have the right to terminate the agreement without any payment or liability to LPC at any time, including in the event that all $5,000,000 is sold to LPC under the purchase agreement. The number of shares ultimately offered for sale by LPC under this prospectus is dependent upon the number of shares purchased by LPC under the agreement.  The following table sets forth the amount of proceeds we would receive from LPC from the sale of shares at varying purchase prices:

Assumed Average Purchase Price	Number of Registered Shares to be Issued if Full Purchase	Percentage of Outstanding Shares After Giving Effect to the Issuance to LPC(1)	Proceeds from the Sale of Registered Shares to LPC Under the Purchase Agreement
$0.50	4,924,179	15.97%	$2,425,704
$1.00	4,996,950	16.17%	$4,851,408
$1.16 (2)	4,460,345	14.69%	$5,000,000
$2.00	2,650,000	9.28%	$5,000,000
$3.00	1,816,667	6.55%	$5,000,000
____________________

(1)           The denominator is based on 25,910,608 shares outstanding as of August 31, 2010, and includes the 150,000 shares previously issued to LPC and the number of shares set forth in the adjacent column which includes the commitment fee issued pro rata as up to the additional $5,000,000 of our stock is purchased by LPC. The numerator is based on the number of shares issuable under the purchase agreement at the corresponding assumed purchase price set forth in the adjacent column.

(2)           Closing sale price of our shares on October 7, 2010.

SELLING SHAREHOLDER

The shares of common stock being offered by the selling shareholder are those previously issued or to be issued to the selling shareholder under the Purchase Agreement. For additional information regarding the issuances of common stock, see "The Transaction" above.  We are registering the shares of common stock in order to permit the selling shareholder to offer the shares for resale from time to time.  Except for the ownership of the shares of common stock issued pursuant to the above-mentioned Purchase Agreement, the selling shareholder has not had any material relationship with us within the past three years.

The following table presents information regarding the selling stockholder.

Selling Stockholder	Shares Beneficially Owned Before Offering		Percentage of Outstanding Shares Beneficially Owned Before Offering		Shares to be Sold in the Offering Assuming The Company Issues The Maximum Number of Shares Under the Purchase Agreement	Percentage of Outstanding Shares Beneficially Owned After Offering
Lincoln Park Capital Fund, LLC (1)	150,000	(2)	0.006	%(2)	5,151,408	0%

(1) Josh Scheinfeld and Jonathan Cope, the principals of LPC, are deemed to be beneficial owners of all of the shares of common stock owned by LPC. Messrs. Scheinfeld and Cope have shared voting and disposition power over the shares being offered under this Prospectus.

(2) 150,000 shares of our common stock have been previously issued to LPC as a commitment fee under the Purchase Agreement.  We may at our discretion elect to issue to LPC up to an additional 4,851,408 shares of our common stock under the Purchase Agreement (as well as up to 150,000 shares issuable to LPC on a pro rata basis upon purchase of shares from us by LPC) but LPC does not beneficially own any such shares that may be issued by us at our sole discretion and such shares are not included in determining the percentage of shares beneficially owned before the offering.

MARKET FOR COMMON STOCK

Our common stock has traded on the NASDAQ Global Market under the symbol USAT since August 1, 2007.  Prior thereto, and since March 17, 2007, our common stock traded on the NASDAQ Capital Market.

The high and low sales prices on the NASDAQ Capital Market and the NASDAQ Global Market for the common stock were as follows:

Year ended June 30, 2010	High	Low
First Quarter (through September 30, 2009)	$3.01	$1.35
Second Quarter (through December 31, 2009)	$1.82	$1.50
Third Quarter (through March 31, 2010)	$1.77	$1.04
Fourth Quarter (through June 30, 2010)	$1.29	$0.48

Year ended June 30, 2009	High	Low
First Quarter (through September 30, 2008)	$6.00	$2.92
Second Quarter (through December 31, 2008)	$4.20	$0.90
Third Quarter (through March 31, 2009)	$3.54	$1.44
Fourth Quarter (through June 30, 2009)	$3.17	$1.56

Year ended June 30, 2008	High	Low
First Quarter (through September 30, 2007)	$11.30	$7.36
Second Quarter (through December 31, 2007)	$8.84	$4.53
Third Quarter (through March 31, 2008)	$5.99	$2.90
Fourth Quarter (through June 30, 2008)	$6.49	$4.30

As of August 31, 2010, there were approximately 634 holders of record of our common stock and approximately 395 holders of record of our series A convertible preferred stock.

DIVIDEND POLICY

The holders of our common stock are entitled to receive such dividends as our board of directors may from time to time declare out of funds legally available for payment of dividends. We have never declared or paid dividends on our common stock.  No dividend may be paid on the common stock until all accumulated and unpaid dividends on series A convertible preferred stock have been paid.  As of the date of this prospectus, such accumulated unpaid dividends amounted to $9,634,843.

We currently intend to retain future earnings, if any, for use in our business, and, therefore, we do not anticipate declaring or paying any dividends in the foreseeable future.  Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by Lincoln Park Capital Fund, LLC, the selling shareholder.  The common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.  The sale of the common stock offered by this Prospectus may be effected in one or more of the following methods:

·	ordinary brokers’ transactions;
·	transactions involving cross or block trades;
·	through brokers, dealers, or underwriters who may act solely as agents
·	“at the market” into an existing market for the common stock;
·	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;
·	in privately negotiated transactions; or
·	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers.  In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling shareholder and/or purchasers of the common stock for whom the broker-dealers may act as agent.  The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

LPC is an “underwriter” within the meaning of the Securities Act.

Neither we nor LPC can presently estimate the amount of compensation that any agent will receive.  We know of no existing arrangements between LPC, any other shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this Prospectus.  At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling shareholder, and any other required information.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents.  We have also agreed to indemnify LPC and related persons against specified liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

LPC and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the purchase agreement.

We have advised LPC that while it is engaged in a distribution of the shares included in this Prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended.  With certain exceptions, Regulation M precludes the selling shareholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.  Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security.  All of the foregoing may affect the marketability of the shares offered hereby this Prospectus.

This offering will terminate on the date that all shares offered by this Prospectus have been sold by LPC.

DESCRIPTION OF SECURITIES

General

We are authorized to issue up to 640,000,000 shares of common stock, no par value, and 1,800,000 shares of undesignated preferred stock.  As of the date hereof, 900,000 preferred shares have been designated as series A convertible preferred stock, no par value.  As of September 21, 2010, there were  25,910,608 shares of common stock issued and outstanding and  444,468 shares of series A convertible preferred stock issued and outstanding which are convertible into 4,445 shares of common stock.  From the inception of the Company through September 21, 2010, a total of 591,758 shares of preferred stock have been converted into 2,187 shares of common stock and $2,439,920 of accrued and unpaid dividends thereon have been converted into 1,219 shares of common stock.

Common Stock

The holder of each share of common stock:

·	is entitled to one vote on all matters submitted to a vote of the shareholders of USA, including the election of directors. There is no cumulative voting for directors;

·	does not have any preemptive rights to subscribe for or purchase shares, obligations, warrants, or other securities of USA; and

·	is entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for payment of dividends.

No dividend may be paid on the common stock until all accumulated and unpaid dividends on the series A convertible preferred stock have been paid.  Upon any liquidation, dissolution or winding up of USA, holders of shares of common stock are entitled to receive pro rata all of the assets of USA available for distribution, subject to the liquidation preference of the series A convertible preferred stock of $10 per share and any unpaid and accumulated dividends on the series A convertible preferred stock.

LIMITATION OF LIABILITY; INDEMNIFICATION

As permitted by the Pennsylvania Business Corporation Law of 1988 (“BCL”), our By-laws provide that Directors will not be personally liable, as such, for monetary damages for any action taken unless the Director has breached or failed to perform the duties of a Director under the BCL and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.  This limitation of personal liability does not apply to any responsibility or liability pursuant to any criminal statute, or any liability for the payment of taxes pursuant to Federal, State or local law.  The By-laws also include provisions for indemnification of our Directors and officers to the fullest extent permitted by the BCL.  In addition, the Company has entered into separate indemnification agreements with its Directors and executive officers which require the Company to indemnify each of such executive officers and directors to the fullest extent permitted by the law of the Commonwealth of Pennsylvania against certain liabilities which may arise by reason of their status as directors and officers.  The indemnification agreements also provide that the Company must advance all expenses incurred by the indemnified person in connection with any proceeding, provided the indemnified person undertakes to repay the advanced amounts if it is determined ultimately that the indemnified person is not entitled to be indemnified.  Insofar as indemnification for liabilities arising under the Act may be permitted to Directors, officers and controlling persons of USA pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for our stock is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.

LEGAL MATTERS

The validity of the common stock has been passed upon for us by Lurio & Associates, P.C., Philadelphia, Pennsylvania 19103.

EXPERTS

The consolidated financial statements and schedules of USA Technologies, Inc. at and for each of the years ended June 30, 2010, June 30, 2009 and June 30, 2008 appearing in the Company’s annual report on Form 10-K for 2010 have been incorporated by reference herein in reliance upon the report of McGladrey & Pullen, LLP, independent registered public accounting firm and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC.  Anyone may inspect a copy of the registration statement or any other reports we file, without charge at the public reference facility maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, DC 20549.  Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees.  The public may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330.  The Securities and Exchange Commission maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission.

You can find additional information concerning us on our website http://www.usatech.com.  Information contained on, or linked from, our website is not and should not be considered a part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus. This filing incorporates by reference the following documents, which we have previously filed with the SEC:

·	our Annual Report on Form 10-K for the fiscal year ended June 30, 2010, filed on September 21, 2010;
·
our Current Report on Form 8-K filed on July 7, 2010, July 16, 2010, July 27, 2010 and October 8, 2010 (other than information contained in such Current Reports on Form 8-K that is furnished, but not filed); and

·	our Definitive Proxy Statement on Schedule 14A, filed on May 21, 2010.

Any statement contained in a document that is incorporated by reference in this prospectus will be modified or superseded for all purposes to the extent that a statement contained in this prospectus modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). Requests for such documents should be made to us at the following address or telephone number:

USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, PA 19355
(610) 989-0340
Attention: David M. DeMedio, Chief Financial Officer
ddemedio@usatech.com

You may also access these documents through our website at http://www.usatech.com.  The information and other content contained on, or linked from, our website are not and should not be considered a part of this prospectus.

PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the common stock, other than underwriting discounts and commissions.

Securities and Exchange Commission Registration Fee	$231.40
Printing and Engraving Expenses	$2,500.00
Accounting Fees and Expenses	$5,000.00
Legal Fees and Expenses	$10,000.00
Total	$17,731.40

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

Section 1746 of the Pennsylvania Business Corporation Law of 1988, as amended ("BCL"), authorizes a Pennsylvania corporation to indemnify its officers, directors, employees and agents under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their holding or having held such positions with the corporation and to purchase and maintain insurance of such indemnification. Our By-laws substantively provide that we will indemnify our officers, directors, employees and agents to the fullest extent provided by Section 1746 of the BCL.

Section 1713 of the BCL permits a Pennsylvania corporation, by so providing in its By-laws, to eliminate the personal liability of a director for monetary damages for any action taken unless the director has breached or failed to perform the duties of his office and the breach or failure constitutes self-dealing, willful misconduct or recklessness. In addition, no such limitation of liability is available with respect to the responsibility or liability of a director pursuant to any criminal statute or for the payment of taxes pursuant to Federal, state or local law. Our By-laws eliminate the personal liability of the directors to the fullest extent permitted by Section 1713 of the BCL.

In addition, the Company has entered into separate indemnification agreements with its Directors and officers which require the Company to indemnify each of such officers and directors to the fullest extent permitted by the law of the Commonwealth of Pennsylvania against certain liabilities which may arise by reason of their status as directors and officers. The indemnification agreements also provide that the Company must advance all expenses incurred by the indemnified person in connection with any proceeding, provided the indemnified person undertakes to repay the advanced amounts if it is determined ultimately that the indemnified person is not entitled to be indemnified.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

During the three years immediately preceding the date of the filing of this registration statement, the following securities were issued by USA without registration under the Securities Act of 1933, as amended ("Act"):

On October 17, 2007, the Company sold 2,142,871 shares of common stock for $7.00 per share for an aggregate of $15,000,097 to 37 investors pursuant to a Securities Purchase Agreement entered into with the investors.  The offer and sale of the shares was exempt from registration under Rule 506 promulgated under Section 4(2) of the Act.  All of these investors are accredited investors.  We have agreed to register the shares for resale under the Act through October 17, 2009.

In connection with the above private placement offering, William Blair & Company, L.L.C., acted as exclusive placement agent.  As compensation for its services, Blair received cash compensation of $945,000.00 and warrants to purchase up to 17,532 shares at $7.70 per share at any time through October 17, 2012.  As of the date of this prospectus, none of the warrants have been exercised.  Blair also received an expense reimbursement from us of $7,418.44.  We have agreed to register the shares underlying the warrants for resale under the Act through October 17, 2009.  The offer and sale of the warrants was exempt from registration under Section 4(2) of the Act.  The investor is an accredited investor.  The offer and sale thereof did not involve any general advertising or solicitation and the securities contained appropriate restrictive legends under the Act.

On September 3, 2008, the Company issued the following number of shares of common stock to its executive officers under the Plan on account of the 2008 fiscal year:  George R. Jensen, Jr. – 134,820 shares; Stephen P. Herbert – 40,553 shares; and David M. DeMedio – 16,356 shares.  The issuance of the shares of common stock was exempt from registration under Section 4(2) of the Act.

On September 22, 2008, the Company entered into amendments to the employment agreements with Mr. Jensen, Mr. Herbert and Mr. DeMedio.  As part of the amendments, Mr. Jensen was granted 110,000 shares of common stock under the 2008 Stock Incentive Plan valued at $4.44 per share which vested or will vest as follows:  36,000 on September 15, 2008; 37,000 on January 15, 2009; and 37,000 on June 30, 2009; Mr. Herbert was also granted 85,000 shares of common stock under the 2008 Stock Incentive Plan valued at $4.44 per share which vested or will vest as follows:  28,000 on September 15, 2008; 28,000 on January 15, 2009; and 29,000 on June 30, 2009; and Mr. DeMedio was granted 25,000 shares of common stock under the 2008 Stock Incentive Plan valued at $4.44 per share which vested or will vest as follows:  8,000 on September 15, 2008; 8,000 on January 15, 2009; and 9,000 on June 30, 2009.  The shares were issued by the Company pursuant to the exemption from registration set forth in Section 4(2) of the 1933 Act.

On October 1, 2008, the Company and First Data Merchant Services Corporation, a wholly-owned subsidiary of First Data Corporation (“First Data”), entered into a three year Joint Marketing Agreement.  At the time of entering into the Joint Marketing Agreement, the Company issued First Data performance-based warrants to purchase up to 1,500,000 shares of common stock.  First Data would have the right to purchase 500,000 of such shares within two years of issuance at $5.25 per share (the “A Warrants”), and 1,000,000 of such shares within three years of issuance at $6.00 per share (the “B Warrants”).  The A Warrants are only exercisable by First Data if a minimum of 20,000 e-Ports® are sold to a customer pursuant to the Joint Marketing Agreement prior to the expiration of the A Warrants.  The B Warrants are only exercisable by First Data if the A Warrants become exercisable and if a minimum of 15,000 additional e-Ports® are sold to a customer pursuant to the Joint Marketing Agreement following the date on which the A Warrants become exercisable and prior to the expiration of the B Warrants.  The warrants were issued by the Company pursuant to the exemption from registration set forth in Section 4(2) of the 1933 Act.

On August 7, 2009, we sold an aggregate of 7,285,792 shares and related warrants to purchase up to 7,285,792 shares pursuant to a subscription rights offering which was registered under the Act. In connection with the registered subscription rights offering, each of William Blair & Company, L.L.C., and Maxim Group, LLC acted as dealer managers.  As compensation for their services, each of Blair and Maxim received warrants to purchase up to 145,716 shares (an aggregate of 291,432 shares) at $2.20 per share at any time from August 7, 2009 through August 6, 2012. In connection with the shares underlying the warrants, we granted to the dealer managers standard piggyback registration rights and one demand registration right during the three year period following issuance of the warrants. The offer and sale of the warrants was exempt from registration under Section 4(2) of the Act.  The investors are accredited investors. The offer and sale thereof did not involve any general advertising or solicitation and the securities contained appropriate restrictive legends under the Act.

On May 12, 2010, we sold an aggregate of 2,753,454 shares and related warrants to purchase up to 2,753,454 shares pursuant to an offering which was registered under the Act. In connection with the offering, Source Capital Group, Inc. acted as placement agent. As compensation for its services, Source received warrants to purchase up to 165,207 shares at $1.13 per share, exercisable at any time through May 12, 2013. The warrants contain provisions for one demand registration of the sale of the underlying shares of common stock for a period of five years at our expense, and piggyback registration rights for a period of five years at our expense, and one demand registration right at the placement agent’s expense for a period of five years. The offer and sale of the warrants was exempt from registration under Section 4(2) of the Act.  The investors are accredited investors. The offer and sale thereof did not involve any general advertising or solicitation and the securities contained appropriate restrictive legends under the Act.

On July 7, 2010, we sold an aggregate of 261,953 shares and related warrants to purchase up to 261,953 shares pursuant to a subscription rights offering which was registered under the Act and concluded on July 6, 2010. In connection with the offering, Source Capital Group, Inc. acted as dealer manager. As compensation for its services, Source received warrants to purchase up to 15,717 shares at $1.13 per share at any time through July 7, 2013. The warrants contain provisions for one demand registration of the sale of the underlying shares of common stock for a period of five years at our expense, and piggyback registration rights for a period of five years at our expense, and one demand registration right at the dealer manager’s expense for a period of five years. The offer and sale of the warrants was exempt from registration under Section 4(2) of the Act.  The investors are accredited investors. The offer and sale thereof did not involve any general advertising or solicitation and the securities contained appropriate restrictive legends under the Act.

On July 27, 2010, we executed a purchase agreement and a registration rights agreement with Lincoln Park Capital, LLC (“LPC”).  Under the purchase agreement, we have the right to sell to LPC up to 4,851,408 shares of our common stock at our option for an aggregate purchase price of up to $5,000,000. Pursuant to the registration rights agreement, we have agreed to register the common stock that have been issued or may be issued to LPC under the purchase agreement. We do not have the right to commence any sales of our shares to LPC until the registration statement has been declared effective. Thereafter, over approximately 25 months, generally we have the right to direct LPC to purchase up to 4,851,408 shares of our common stock in amounts up to 150,000 shares as often as every two business days under certain conditions. The purchase price of the shares will be based on the market prices of our shares immediately prior to the time of sale as computed under the purchase agreement without any fixed discount.  We may at any time in our sole discretion terminate the purchase agreement without fee, penalty or cost upon one business days notice.  We issued 150,000 shares of our common stock to LPC as a commitment fee for entering into the purchase agreement, and we are obligated to issue up to 150,000 shares pro rata as LPC purchases up to $5,000,000 of our common stock as directed by us. The securities offered and sold or to be sold to LPC are exempt from registration as set forth under Rule 506 promulgated under the Act. LPC is an accredited investor, and there was no general solicitation or advertising.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBITS

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of USA filed January 26, 2004 (Incorporated by reference to Exhibit 3.1.19 to Form 10-QSB filed on February 12, 2004).
3.1.1	First Amendment to Amended and Restated Articles of Incorporation of USA filed on March 17, 2005 (Incorporated by reference to Exhibit 3.1.1 to Form S-1 Registration Statement No. 333-124078).
3.1.2	Second Amendment to Amended and Restated Articles of Incorporation of USA filed on December 13, 2005 (Incorporated by reference to Exhibit 3.1.2 to Form S-1 Registration Statement No. 333-130992).
3.1.3	Third Amendment to Amended and Restated Articles of Incorporation of USA filed on July 25, 2007 (Incorporated by reference to Exhibit 3.1.3 to Form 10-K filed on September 23, 2008).
3.1.4	Fourth Amendment to Amended and Restated Articles of Incorporation of USA filed on March 6, 2008 (Incorporated by reference to Exhibit 3.1.4 to Form 10-K filed on September 23, 2008).
3.2	Amended and Restated By-Laws of USA (Incorporated by reference to Exhibit 3(ii) to Form10-Q/A filed on February 22, 2010).
4.1	Securities Purchase Agreement between the Company and S.A.C. Capital Associates, LLC dated March 14, 2007 (Incorporated by reference to Exhibit 4.1 to Form 8-K filed on March 15, 2007).
4.2	Form of Warrant No. SAC-001 issued to S.A.C. Capital Associates, LLC (Incorporated by reference to Exhibit 4.2 to Form 8-K filed on March 15, 2007).
4.3	Registration Rights Agreement between the Company and S.A.C. Capital Associates, LLC dated March 14, 2007 (Incorporated by reference to Exhibit 4.3 to Form 8-K filed on March 15, 2007).
4.4	Form of Securities Purchase Agreement dated October 17, 2007 between the Company and each of the Buyers (Incorporated by reference to Exhibit 4.1 of Form 8-K filed October 17, 2007).
4.5	Form of Registration Rights Agreement dated October 17, 2007 between the Company and each of the Buyers (Incorporated by reference to Exhibit 4.2 of Form 8-K filed October 17, 2007).
4.6	Common Stock Purchase Warrant issued to William Blair & Company, LLC, LLC, dated October 17, 2007 (Incorporated by reference to Exhibit 4.34 of Form S-1 filed November 16, 2007).
5.1	Legal opinion of Lurio & Associates, P.C.
10.1
Amended And Restated Employment and Non-competition Agreement between USA and George R. Jensen, Jr. dated September 24, 2009 (Incorporated by reference to Exhibit 10.30 to Form 10-K filed on September 25, 2009).

10.2
Amended And Restated Employment and Non-Competition Agreement between USA and Stephen P. Herbert dated September 24, 2009 (Incorporated by reference to Exhibit 10.31 to Form 10-K filed on September 25, 2009).

10.3
Agreement of Lease between Pennswood Spring Mill Associates, as landlord, and the Company, as tenant, dated September 2002, and the Rider thereto (Incorporated by reference to Exhibit 10.21 to Form 10-KSB filed on September 28, 2004).

10.4
Agreement of Lease between Deerfield Corporate Center 1 Associates LP, as landlord, and the Company, as tenant, dated March 2003 (Incorporated by reference to Exhibit 10.22 to Form 10-KSB filed on September 28, 2004).

10.5
Amendment to Office Space Lease dated as of April 1, 2005 by and between the Company and Deerfield Corporate Center Associates, LP.  (Incorporated by reference to Exhibit 10.19.1 to Form S-1 Registration Statement No. 333-124078)

10.6	Employment and Non-Competition Agreement between USA and David M. DeMedio dated April 12, 2005 (Incorporated by reference to Exhibit 10.22 to Form S-1 Registration Statement No. 333-124078).
10.7	First Amendment to Employment and Non-Competition Agreement between USA and David M. DeMedio dated May 11, 2006 (Incorporated by reference to Exhibit 10.3 to Form 10-Q filed on May 15, 2006).
10.8	Option Certificate (No. 200) dated April 12, 2005 in favor of David M. DeMedio (Incorporated by reference to Exhibit 10.23 to Form S-1 Registration Statement No. 333-124078).
10.9	Agreement dated December 28, 2004 between USA Technologies and PepsiCo, Inc. (Incorporated by reference to Exhibit 10.01 of Form 8-K filed July 27, 2005).
10.10	Option Certificate (No. 201) dated May 11, 2006 in favor of George R. Jensen, Jr. (Incorporated by reference to Exhibit 10.21 to Form 10-K filed on September 28, 2006).
10.11	Option Certificate (No. 202) dated May 11, 2006 in favor of Stephen P. Herbert. (Incorporated by reference to Exhibit 10.21 to Form 10-K filed on September 28, 2006).
10.12	Option Certificate (No. 203) dated May 11, 2006 in favor of David M. DeMedio. (Incorporated by reference to Exhibit 10.21 to Form 10-K filed on September 28, 2006).
10.13	Option Certificate (No. 204) dated April 21, 2006 in favor of William W. Sellers. (Incorporated by reference to Exhibit 10.21 to Form 10-K filed on September 28, 2006).
10.14	Option Certificate (No. 205) dated April 21, 2006 in favor of William L. Van Alen, Jr. (Incorporated by reference to Exhibit 10.21 to Form 10-K filed on September 28, 2006).
10.15	Option Certificate (No. 206) dated April 21, 2006 in favor of Steven Katz. (Incorporated by reference to Exhibit 10.21 to Form 10-K filed on September 28, 2006).
10.16	Option Certificate (No. 207) dated April 21, 2006 in favor of Douglas M. Lurio. (Incorporated by reference to Exhibit 10.21 to Form 10-K filed on September 28, 2006).
10.17	Option Certificate (No. 208) dated April 21, 2006 in favor of Albert Passner. (Incorporated by reference to Exhibit 10.21 to Form 10-K filed on September 28, 2006).
10.18	Option Certificate (No. 209) dated July 20, 2006 in favor of Stephen W. McHugh. (Incorporated by reference to Exhibit 10.21 to Form 10-K filed on September 28, 2006).

10.19	USA Technologies, Inc. 2006-A Stock Compensation Plan (Incorporated by reference to Exhibit 10.1 to Form S-8 filed June 19, 2006).
10.20
Amendment to Agreement of Lease between BMR-Spring Mill Drive, L.P., as landlord, and the Company, as tenant, dated January 15, 2007 (Incorporated by reference to Exhibit 10.1 to Form 10-Q filed on February 13, 2007).

10.21
Second Amendment to Employment and Non-Competition Agreement dated March 13, 2007, between the Company and David M. DeMedio (Incorporated by reference to Exhibit 10.34 to Form S-1 filed April 12, 2007).

10.22	Form of Indemnification Agreement between the Company and each of its officers and Directors (Incorporated by reference to Exhibit 10.1 to Form 10-Q filed May 14, 2007).
10.23	Supply and Licensing Agreement dated as of February 19, 2007 between Coca-Cola Enterprises, Inc. and the Company. (Incorporated by reference to Exhibit 10.36 to Form S-1 filed on June 6, 2007).
10.24
First Amendment to MasterCard PayPass Participation Agreement dated August 17, 2007 between the Company, MasterCard International Incorporated and Coca Cola Enterprises Inc. And Its Bottling Subsidiaries.  (Incorporated by reference to Exhibit 10.26 to Form 10-K filed September 27, 2007).

10.25
Third Amendment to Employment and Non-Competition Agreement between the Company and David M. DeMedio dated September 22, 2008 (Incorporated by reference to Exhibit 10.29 to Form 10-K filed on September 23, 2008).

10.26	Letter from the Company to David M. DeMedio dated September 24, 2009 (Incorporated by reference to Exhibit 10.32 to Form 10-K filed on September 25, 2009).
10.27
Settlement Agreement dated February 4, 2010 by and among USA Technologies, Inc., Shareholder Advocates For Value Enhancement, Bradley M. Tirpak, Craig W. Thomas, and certain other parties (Incorporated by reference to Exhibit 10.1 to Form 8-K filed on February 5, 2010).

10.28	USA Technologies, Inc. 2008 Stock Incentive Plan (Incorporated by reference to Exhibit 10.1 to Form S-8 filed on September 24, 2008).
10.29	Purchase Agreement between the Company and Lincoln Park Capital, LLC dated July 27, 2010 (Incorporated by reference to Exhibit 10.1 to Form 8-K filed on July 27, 2010).
10.30	Registration Rights Agreement between the Company and Lincoln Park Capital, LLC dated July 27, 2010 (Incorporated by reference to Exhibit 10.2 to Form 8-K filed on July 27, 2010).
21	List of significant subsidiaries of the Company (Incorporated by reference to Exhibit 21 to Form S-1 filed on March 16, 2010).
23.1*	Consent of McGladrey & Pullen, LLP, Independent Registered Public Accounting Firm.

 *    Filed herewith

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for purposes of determining liability of the undersigned registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)          Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)         Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)        The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)        Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Amendment No.1 to Form S-1 and has duly caused this Amendment No.1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Malvern, Pennsylvania, on October 12, 2010.

USA TECHNOLOGIES, INC.

By:	/s/ George R. Jensen, Jr.
George R. Jensen, Jr., Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No.1 to Registration Statement on Form S-1 has been duly signed below by the following persons in the capacities and dates indicated.

SIGNATURES	TITLE	DATE

/s/ George R. Jensen, Jr.	Chairman of the Board of Directors and
George R. Jensen, Jr.	Chief Executive Officer (Principal Executive Officer)	October 12, 2010

/s/ David M. DeMedio	Chief Financial Officer (Principal
David M. DeMedio	Financial and Principal Accounting Officer)	October 12, 2010

/s/ Stephen P. Herbert	Chief Operating Officer, President
Stephen P. Herbert	and Director	October 12, 2010

/s/ Douglas M. Lurio	Director
Douglas M. Lurio		October 12, 2010

*	Director
Joel Brooks		October 12, 2010

*	Director
Steven D. Barnhart		October 12, 2010

*	Director
Jack E. Price		October 12, 2010

Director
Bradley M. Tirpak		October __, 2010

*	Director
Peter A. Michel		October 12, 2010
____________________________
*  Signed by George R. Jensen, Jr., as Attorney-in-Fact pursuant to Power of Attorney provided previously as part of the Registration Statement.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of McGladrey & Pullen, LLC